Filed by GraphOn Corporation
              pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant Rule 14a-12
                             of the Securities Exchange Act of 1934
                                        Commission File No: 0-21683
                                  Subject Companies: Cortelco, Inc.
                                   Cidco Communications Corporation
                                     SLL Communications Corporation



On August 21, 2002, GraphOn Corporation entered into an agreement to acquire three privately-held, affiliated entities in the telecommunications industry. Consummation of the proposed acquisition is subject to a number of conditions including the filing and clearance of proxy solicitation materials and receipt of shareholder approval. Upon completion of the acquisition, GraphOn's current stockholders will retain ownership of approximately 30% of GraphOn's outstanding common stock. A copy of the Agreement and Plan of Merger and Reorganization, dated August 21, 2002, among GraphOn Corporation, GraphOn Via Sub I Inc., GraphOn Via Sub II Inc., GraphOn Via Sub III Inc., Cortelco, Inc., Cidco Communications Corporation and SLL communications Corporation was filed by GraphOn Corporation under cover of Form 8-K today and is incorporated by reference into this filing.

GraphOn will file a proxy statement/prospectus and other relevant documents with the SEC concerning the proposed acquisition transaction. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. Investors will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, investors may obtain documents filed with the SEC by GraphOn free of charge by requesting them in writing from GraphOn Corporation, 11711 South East 8th Street, Suite 215, Bellevue, Washington 98005; Attention: Corporate Secretary, or by telephone, at
(425) 818-1400.

GraphOn and its directors and executive officers, and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of GraphOn in connection with the merger. Information about the directors and executive officers of GraphOn and their ownership of GraphOn common stock is set forth in GraphOn's annual report on Form 10-K, as amended. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.